September 30, 2009

Larry Greene

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

  Re:       MoneyMart Assets, Inc. (File No. 811-2619 (the “Fund”)

                Post-Effective Amendment to Registration Statement

Dear Mr. Greene: I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on September 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

For your convenience, a summary of the staff’s comments is included herein and the Funds’ responses are keyed accordingly, as follows:

Comment: In the Summary Section, under the heading of “Fund Fees and Expenses,” you noted that the explanation of the variability of the Fund’s expense ratio and the explanation of the relationship between Fund transaction costs and the Fund’s expense ratio was not permissible under the revisions to Form N-1A issued by the Commission. You further noted that within the Summary Section of the Prospectus, it is not permissible to include information or discussion that is not specifically permitted or identified in Form N-1A.

Response: In accordance with your comments, in the Summary Section we have revised the language which precedes the fee and expense table to remove the explanations pertaining to the variability of the Fund’s expense ratio and the relationship between transaction costs and the Fund’s expense ratio. We believe that the revised language now conforms to the requirements of Form N-1A.

Comment: In the Summary Section, under the heading of “Fund Fees and Expenses,” the use of the caption “Small account balance fee” in the table entitled “Shareholder Fees” is not permissible under Form N-1A, since Form N-1A prescribes the caption “Maximum Account Fee.”

Response: We have modified the caption to read as follows: “Maximum Account Fee (accounts under $2,500).”

Comment: In the Summary Section, under the heading of “Fund Fees and Expenses,” the table entitled “Annual Fund Operating Expenses” did not include any expense or other data

Response: The operating expense table did not contain any data because, at the time the Post-Effective Amendment was filed with the Commission, the Fund’s updated expense data as of its most recent fiscal year-end was not yet available. Since then, the Fund’s new fiscal year-end data has become available and will be included when the Fund submits its Post-Effective Amendment under Rule 485(b).

Comment: In the Summary Section, under the heading of “Investments, Risks and Performance,” please delete the sentence which states: “For descriptions of each index, please see the Glossary in the Prospectus.” You noted that this sentence was extraneous material which was not specifically identified in Form N-1A.

Response: The sentence has been deleted.

Comment: In the Summary Section, under the heading of “Investments, Risks and Performance,” in the discussion entitled “the Fund’s Past Performance,” delete any language which precedes the annual total returns bar chart if any of the language is not specifically permitted or identified in Form N-1A.

Response: We have carefully reviewed this language and compared it to what is permissible and identified in Form N-1A. We have been unable to identify any existing language which is impermissible under Form N-1A, and accordingly, the discussion has not been changed.

Comment: In the Summary Section, under the heading of “Buying and Selling Fund Shares,” Form N-1A only permits discussion of fund share purchases in the context of investment minimums. Please revise the disclosure accordingly.

Response: The disclosure has been revised to specifically reference the investment minimums applicable to purchases of Fund shares.

Comment: In the section entitled “How to Buy, Sell and Exchange Shares of the Fund,” please explain why the discussion entitled “How Financial Services Firms are Compensated for Selling JennisonDryden Mutual Funds” has been included in the Prospectus.

Response: Although not explicitly required under Form N-1A, this discussion has been included to provide investors with important information explaining how financial professionals and financial firms are compensated for sales of Fund shares.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

cc: Larry Greene

(Securities and Exchange Commission)